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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cary Street Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1210 East Cary Street, Suite 300
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Leath 804-433-4501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, 2nd Floor (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
12 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB 4/3

OATH OR AFFIRMATION

I, Timothy C. Leath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cary Street Partners LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public 2/1?/2012

ANITA M. LAVIN
Notary Public
Commonwealth of Virginia
7250465
My Commission Expires Oct 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARY STREET PARTNERS LLC

Statement of Financial Condition and Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

December 31, 2011 and 2010

SEC ID 8 – 66085

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Keiter
Your Opportunity Advisors

Certified Public Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

210 Ridge-McIntire Road, Suite 500
Charlottesville, VA 22903

www.keitercpa.com

CARY STREET PARTNERS LLC

Table of Contents

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT

Board of Managers
Cary Street Partners LLC
Richmond, Virginia

We have audited the accompanying statements of financial condition of Cary Street Partners LLC (the "Company") as of December 31, 2011 and 2010, that you are filing pursuant to Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cary Street Partners LLC as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States.

Keiter

February 23, 2012
Glen Allen, Virginia

Certified Public Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

CARY STREET PARTNERS LLC

Statements of Financial Condition
December 31, 2011 and 2010

Assets

	2011	2010
Cash and cash equivalents	$ 905,105	$ 1,198,777
Investment	41,045	24,000
Receivables from clearing broker	474,290	297,575
Other receivables	80,230	249,701
Property and equipment, net	94,834	129,739
Intangible assets, net	2,510,939	2,750,456
Goodwill	194,764	194,764
Due from related party	904,311	-
Other assets	144,083	158,888
Total assets	$ 5,349,601	$ 5,003,900

Liabilities and Member's Equity

	2011	2010
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 947,907	$ 289,621
Due to related party	-	806,214
Total liabilities	947,907	1,095,835
Member's Equity	4,401,694	3,908,065
Total liabilities and member's equity	$ 5,349,601	$ 5,003,900

See accompanying notes to financial statement.

CARY STREET PARTNERS LLC

Notes to Financial Statement

1. Summary of Significant Accounting Policies:

Nature of Business: Cary Street Partners LLC (the "Company"), is a limited liability company organized in the Commonwealth of Virginia in 2002 and is 100% owned by Cary Street Partners Holdings LLC. The Company earns revenue from merger and acquisition advisory services as well as providing financial services to both retail and institutional clients. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker/dealer and forwards all transactions to a clearing broker/dealer on a fully disclosed basis.

Risks and uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents in broker-dealers offering protection for cash by the Securities Investor Protection Corporation ("SIPC") up to $250,000. In addition, the Company diversifies holdings in multiple broker-dealers to reduce the exposure of exceeding the SIPC limit.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments: The Company follows Financial Accounting Standard Board's ("FASB") guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP"), for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. The allowance for doubtful accounts was $0 and $90,363 at December 31, 2011 and 2010, respectively.

CARY STREET PARTNERS LLC

Notes to Financial Statement, Continued

1. **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported in the current year's operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Intangible Assets: Intangible assets represent the value attributable to the client list of the Fredericksburg Wealth Management Group and the associated generation of future net profits for the Company. The intangible asset is being amortized over its expected life of 15 years.

As required by FASB guidance, the Company performs an impairment test of the brokerage intangible, when indicators of impairment exist. The Company did not record an impairment charge for 2011 or 2010.

Goodwill: The Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2011 and 2010 and, based on the results, did not record an impairment charge in either year.

Income Taxes: The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, which provides that the member is taxed on the Company's taxable income or loss. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2011 or 2010. The Company's income tax returns for years since 2008 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued:**

Subsequent Events: Management has evaluated subsequent events through February 23, 2012 and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. **Fair Value Measurements:**

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2011, include the following:

	Fair Value Using			Assets/Liabilities
	Level 1	Level 2	Level 3	at fair value
Assets:				
Investment	$ -	$ -	$ 41,045	$ 41,045
Total assets	$ -	$ -	$ 41,045	$ 41,045

2. Fair Value Measurements, Continued:

Assets and liabilities measured at fair value on a recurring basis at December 31, 2010, include the following:

	Fair Value Using			Assets/Liabilities
	Level 1	Level 2	Level 3	at fair value
Assets:				
Investment	$ -	$ -	$ 24,000	$ 24,000
Total assets	$ -	$ -	$ 24,000	$ 24,000

The following table provides reconciliation between the beginning and ending balances of assets and liabilities measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3):

	2011	2010
Prior year ending balance	$ 24,000	$ -
Purchases	115,700	75,000
Sales	(57,003)	-
Unrealized loss included in income	(41,652)	(51,000)
End of year balance	$ 41,045	$ 24,000

As of December 31, 2011, the Company owned units in a privately held company. The units were received as part of an Investment Banking transaction in 2011. The Company utilizes the market approach in valuing the investment and considers such factors as liquidity and marketability in determining fair value. The Company has included a liquidity discount of 20% and a minority discount of 20% in determining fair value as of December 31, 2011.

3. **Property and Equipment:**

Property and equipment at year-end consisted of:

	2011	2010
Computer equipment	$ 231,701	$ 216,611
Furniture and fixtures	330,875	320,623
Software	23,173	23,173
	585,749	560,407
Less accumulated depreciation	(490,915)	(430,668)
Net property and equipment	$ 94,834	$ 129,739

4. **Intangible Assets:**

As a result of the June, 2007 purchase of the Fredericksburg Wealth Management Group, the Company recorded an intangible asset, which has a balance of $2,510,939 at December 31, 2011, net of accumulated amortization of $4,200,640.

5. **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers.

If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6. Related Party Transactions:

The Company is part of a larger financial services organization and routinely conducts intercompany transactions with Cary Street Partners Holdings LLC (the "Parent Company"). The intercompany balance consists of various transactions involving the movement of funds related to the operations of the Parent Company and its subsidiaries, including the Company. The balance in the intercompany account at any point in time may be a net receivable or payable based on numerous factors, such as cash transferred to the Parent Company creating a receivable or expenses paid on the Company's behalf by the Parent Company creating a payable. In addition, certain expenses are incurred by either the Company or the Parent Company and its other subsidiary, and allocated among those entities pursuant to their expense-sharing agreement based on the number of employees at each organization or certain predetermined percentages as set forth in the expense-sharing agreement. At December 31, 2011, the Company had a receivable of $904,311 from Cary Street Partners Holdings LLC and at December 31, 2010 a payable of $806,214. As of December 31, 2011, the Company had transferred cash to the Parent Company, which was at that point in time in excess of the expenses paid on its behalf by the Parent Company, therefore turning the due to related party at December 31, 2010 into a due from related party as of December 31, 2011.

The Company's affiliate, Cary Street Partners Investment Advisory LLC (the "RIA"), provides investment advisory services to the Company and its clients pursuant to an Investment Consulting Services Agreement.

The Company entered into a three year lease in January 2009 for its Richmond, Virginia office space with Shockoe Properties, LLC. A Managing Director of the Company is a partner in Shockoe Properties, LLC.

The Company entered into a five year lease in April 2007 for its Fredericksburg, Virginia office space with 250 Executive Center Parkway, LLC. A Managing Director of the Company is a partner in 250 Executive Center Parkway, LLC.

7. Indemnifications:

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however the Company's insurance policies serve to limit its exposure.

8. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $476,076 which was $412,882 in excess of required minimum net capital of $63,194. The Company's net capital ratio was 1.99 to 1.

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Managers
Cary Street Partners LLC
Richmond, Virginia

In planning and performing our audits of the financial statements of Cary Street Partners LLC ("the Company"), as of and for the years ended December 31, 2011 and 2010 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 23, 2012
Glen Allen, Virginia